August 27, 2004


Via Facsimile (813) 229-8313 and U.S. Mail

David C. Shobe, Esq.
David M. Doney, Esq.
Fowler White Boggs Banker P.A.
501 East Kennedy Boulevard, Suite 1700
Tampa, FL  33612

RE:	Eagle Supply Group, Inc.
	Schedule TO-T filed by Gulfside Supply, Inc., and
	Gulfco Acquisition, Inc., on August 16, 2004
	Schedule TO-C filed on August 6, 2004
	File No. 5-56045

Dear Messrs. Shobe and Doney:

We have the following comments on the above-referenced filings.

Schedule TO-T

Offer to Purchase
Summary Term Sheet, page S-1

1. Revise the response to "Can the offer be extended and under what circumstances?" to clarify that you will immediately begin the subsequent offering period on the next day after the expiration date rather than after you have purchased shares tendered in the offer. Refer to Rule 14d-11(d). Similarly revise to reference to the subsequent offering period beginning after shares are purchased in the second full paragraph on page 4.

2. Your answer to "Until what time may I withdraw previously tendered shares?" indicates that shareholders may withdraw tendered shares "at any time after" the expiration of the offer. This response appears to contradict the disclosure appearing on page 9, which states that shareholders may withdraw "at any time after October 15, 2004."
Please revise for consistency.

Introduction, page 1

3. Revise this section to discuss the impact of your top-up option. For example, you state that if you own 90% or more of the Company`s outstanding common stock after the offer, shareholders will not be asked to vote on the merger. This disclosure implies that the merger can be accomplished without a vote only if you purchase 90% of the Company`s shares in the offer. In fact, if you purchase 85% of the Company`s shares, the top-up option will allow you to accomplish the merger without a vote. Please revise to discuss.

Terms of the Offer, page 3

4. We note your reference to possibly delaying the acceptance of or payment for shares tendered in the offer. Describe the circumstances, other than an extension of the offering period, that would prompt you to delay accepting or paying for shares and disclose the potential length of any anticipated delay.

Acceptance for Payment and Payment for Shares, page 5

5. Revise the language in the first paragraph reserving the right to delay payment "in order to comply in whole or in part with any applicable law." Payment may be delayed in anticipation of governmental regulatory approvals, not to effect general legal compliance.

6. Modify the disclosure on page 6 to clarify that you will return the shares not purchased in the offer "promptly," not "as promptly as practicable," following the expiration or termination of the offer. See Rule 14e-1(c).

Certain United States Federal Income Tax Consequences, page 10

7. Please delete the statements that the discussion is "a general summary" or "for general information only." We believe this language might suggest that security holders may not rely on the description of material tax consequences included in the offering document.

Certain Information Concerning the Company, page 12

8. We note that the Preliminary Financial Statements you have included here have not been prepared in accordance with GAAP. As a result, advise us what consideration you have given as to whether the financial information would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

9. Please revise your disclaimer of responsibility for information contained in your offering document that has been furnished by the Company or extracted from its reports. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy.

Source and Amount of Funds, page 15

10. Discuss why Mr. Resch is required to make a $10.0 million capital contribution in connection with the offer and the merger. Also revise to describe in more detail the material conditions to Mr. Resch`s financing in accordance with Item 1007(b) of Regulation M-A.

11. Given that Mr. Resch is required to make the capital contribution, it appears that he will provide a portion of the financing for the transaction and may need to be included as a bidder in the tender offer. Please add Mr. Resch as an additional bidder or explain why you believe he should not be included as a bidder in the offer. If Mr. Resch is included as an additional bidder, he must independently satisfy the timing, disclosure and dissemination requirements of Schedule TO. Before drafting your response, please review "Identifying the Bidder in a Tender Offer" in the Division of Corporation Finance`s Current Issues and Rulemaking Projects Outline, available on our web site at www.sec.gov.

Background of the Offer; Past Contracts or Negotiations with the Company, page 18

12. Quantify the lower than estimated projected EBITDA for the year ended June 30, 2004, that the Company provided to Gulfside and disclose how much lower the projection was as compared to the previous estimate. In addition, it appears that Gulfside materially relied upon the Company`s projected financial information in formulating its bid. As a result, advise us why you have omitted this information from your offering document.

13. Expand your disclosure to describe the specific contingent liabilities that the Company disclosed to Gulfside and identify those that resulted in the reduction to Gulfside`s offer price. Provide quantified disclosure of the contingent liabilities to the extent practicable.

Purpose of the Offer; Plans for the Company, page 34

14. Advise us whether you have entered into any employment or compensation agreements with any executive officers of the Company.
If so, please revise to include a summary of the material terms of any relevant agreements.

Conditions of the Offer, page 36

15. You state in the last paragraph that you may assert or waive any conditions "at any time and from time to time." Defining the conditions as "an ongoing right which may be asserted at any time and from time to time" suggests that conditions to the offer may be waived or asserted after expiration of the offer. Please revise the disclosure to make clear that all conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer.

Letter of Transmittal

16. You state that the purchase price will be subject to reduction for distributions made by the Company. Revise the offering document to indicate that at least 10 business days will remain in the offer in the event the offer price is reduced by any distributions made with respect to the common shares. See Rule 14e-1(b).

Schedule TO-C

17. We note your reference to forward-looking statements "within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995" in the press release of August 5, 2004. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please do not refer to the safe harbor provisions in any future press releases or other communications relating to this tender offer.

Closing Information

Please amend your Schedule TO-T promptly to comply with our comments. If you do not agree with a comment, then tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the bidders acknowledging that:

* the bidders are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	Direct any questions to me at (202) 942-1797. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


								Sincerely,


								Michele M. Anderson
								Special Counsel
								Office of Mergers &
								Acquisitions